Exhibit 99.1
B.O.S. Announces Financial Results for the First Quarter of 2013

RISHON LEZION, Israel, May 23, 2013 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the three months ended March 31, 2013, which is the first quarter of BOS' fiscal year ended December 31, 2013.

The net loss for the first quarter of fiscal 2013 amounted to $203,000 which reflected an improvement from the net loss of $306,000 in the comparable period of last year.

On a non-GAAP basis, the net loss for the first quarter of 2013 was $90,000 compared to net loss of $185,000 in the comparable period of last year.

Avidan Zelicovski, BOS President, stated: "The results for the first quarter of fiscal 2013 reflect a bottom line improvement over the comparable period of last year, primarily as a result of an increase in the RFID and mobile division’s gross profit and a decrease in financial expenses. However, the revenues and gross margin of the supply chain division were lower than the comparable period of last year which adversely affected the results for the first quarter of fiscal 2013. On the positive side, the supply chain division backlog is relatively high and amounted to $8 million. In addition, the supply chain division has recently entered into an agreement with a leading aircraft manufacturer. I am confident that the upcoming quarters of the supply chain division will generate higher revenues and an improved gross profit, which would positively impact  the financial results of BOS ".

"We reiterate our outlook of net profit on a non-GAAP basis in fiscal year 2013", Zelicovski added.

Eyal Cohen, BOS CFO, stated: "Cash flows from operating activities for the first quarter of fiscal 2013 increased to $478,000 compared to no cash in the comparable period last year. Our cash and cash equivalents grew to $771,000 as of March 31, 2013 compared to $354,000 in December 31, 2012. In addition, as of March 31, 2013 we hold a long term bank deposit of $449,000 ".

"During 2013, we expect to continue to improve our financial position by an additional reduction of our loans ", Cohen added.

Conference Call

BOS will host a conference call on Tuesday, May 28, 2013 at 10:00 a.m. Eastern Standard Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing to + 972-3-9180644 approximately five to ten minutes before the call start time. For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS
B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	(Unaudited)		(Audited)

Revenues	$5,930	$7,048	$24,503
Cost of revenues	4,880	5,678	19,050
Inventory write offs	16	71	385
Gross profit	1,034	1,299	5,068

Operating costs and expenses:
Research and development	-	50	125
Sales and marketing	677	877	3,058
General and administrative	419	446	1,693
Total operating costs and expenses	1,096	1,373	4,876

Operating profit (loss)	(62)	(74)	192
Financial expenses, net	(141)	(239)	(781)
Other expenses, net	-	10	(147)
Loss before taxes on income	(203)	(303)	(736)
Tax benefit (taxes on income )	-	(3)	187
Net loss	$(203)	$(306)	$(549)

Basic and diluted net loss per share from continuing operations	$(0.18)	$(0.28)	$(0.49)

Weighted average number of shares used in computing basic net earnings per share	1,152,926	1,117,592	1,117,876
Weighted average number of shares used in computing diluted net earnings per share	1,152,926	1,117,592	1,117,876

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	March 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$771	$354
Trade receivables	7,641	8,007
Other accounts receivable and prepaid expenses	574	616
Inventories	3,223	3,160

Total current assets	12,209	12,137

LONG-TERM ASSETS:
Severance pay fund	23	21
Bank deposit	449	438
Other assets	11	11

Total long-term assets	483	470

PROPERTY, PLANT AND EQUIPMENT, NET	963	963

OTHER INTANGIBLE ASSETS, NET	313	357

GOODWILL	4,122	4,122

	$18,090	$18,049

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except share and per share data)

	March 31, 2013	December 31, 2012
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,423	$6,383
Trade payables	5,081	4,915
Employees and payroll accruals	503	408
Deferred revenues	350	467
Current maturities of liability to Dimex Systems	134	136
Accrued expenses and other liabilities	685	567

Total current liabilities	13,176	12,876

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,100	1,188
Accrued severance pay	114	119
Liability to Dimex Systems, net of current maturities	700	710

Total long-term liabilities	1,914	2,017

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23,829	23,374
Additional paid-in capital	50,483	50,891
Accumulated other comprehensive profit	(243)	(243)
Accumulated deficit	(71,069)	(70,866)

Total shareholders' equity	3,000	3,156

Total liabilities and shareholders' equity	$18,090	$18,049

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012

Net Cash used in (provided by) operating activities	$478	$-	$1,709
Net Cash used in investing activities	(55)	(49)	(311)
Net Cash provided by financing activities	(6)	112	(1,455)
Increase (decrease) in cash and cash equivalents	417	63	(57)
Cash and cash equivalents at the beginning of the period	354	411	411
Cash and cash equivalents at the end of the period	$771	$474	$354

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

 (U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$5,930	$-		$5,930	$7,048
Gross profit	1,034	16	a	1,050	1,370

Operating costs and expenses:
Research and development, net	-	-		-	50
Sales and marketing	677	(45	)b	626	832
General and administrative	419	(52	)c	373	441
Total operating costs and expenses	1,096	(97)		999	1,323

Operating profit (loss)	(62)	113		51	47
Financial expenses, net	(141)	-		(141)	(239)
Other expenses, net	-	-		-	10
Income (loss) before taxes on income	(203)	113		(90)	(182)
Taxes on income	-	-		-	3
Net income (loss)	$(203)	$113		$(90)	$(185)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.

CONDENSED CONSOLIDATED EBITDA

  (U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012

Operating Profit (loss)	$(62)	$(74)	$192
Add:
Amortization of intangible assets	45	45	183
Stock based compensation	52	5	107
Depreciation	46	70	183
EBITDA	$81	$46	$665

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2013				Three months ended March 31, 2012

Revenues	$2,281	$3,667	$(18)	$5,930	$2,360	$4,768	$(80)	$7,048

Cost of Revenues	$1,654	$3,244	$(18)	$4,880	$1,742	$4,016	$(80)	$5,678

Inventory write offs	$20	$(4)	$-	$16	$35	$36	$-	$71

Gross profit	$607	$427	$-	$1,034	$583	$716	$-	$1,299